Exhibit 99

September 12, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby inform that, a penalty of Rs. 1 crore has been imposed on the Bank by the Reserve Bank of India, for matter(s) mentioned in the below table.

Sr. no	Particulars	Details
1.	Name of the authority	Reserve Bank of India

2.	Period Involved	Financial position as on March 31, 2022

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Penalty has been imposed in exercise of powers vested in RBI conferred under the provisions of Section 47A(1)(c) read with Sections 46(4)(i) of the Banking Regulation Act, 1949 and emanates from statutory inspections of the Bank with reference to its financial position as on March 31, 2022

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	September 10, 2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	RBI imposed the above penalty in view of non-compliance with the Reserve Bank directions on ‘lnterest Rate on Deposits’ and ‘Recovery Agents engaged by Banks’.

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 1 crore (Rupees One crore only)

The Bank has already initiated / taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight